Santiago, August 17th, 2017

Mr. Carlos Pavez Tolosa

Commissioner

Securities and Insurance Commission

Av. Libertador Bernardo O´Higgins 1449

Present

Dear Commissioner:

In accordance with the provisions of Article 9 and the second paragraph of Article 10 of Law No. 18,045 on Securities Market, and in General Rule No. 30 of the Securities and Insurance Commission (the "SVS"), the undersigned, duly authorized for the purpose as agreed at the extraordinary Meeting of the Board of Directors No. 128 (the "Board Meeting") of LATAM Airlines Group S.A. ("LATAM") held on April 21, 2017, reports the following material fact regarding LATAM, its businesses, its public offering values or the offer of them, as applicable, the following:

On this date, and as agreed at the Board Meeting, LATAM placed in the local market (Santiago Stock Exchange), the Series A Bonds (BLATM-A), Series B Bonds (BLATM- B), Series C Bonds (BLATM-C) and Series D Bonds (BLATM-D), becoming the first bond issuance made under the bond facility registered in the Securities Registry of the SVS under the number No. 862 for a total amount of UF 9,000,000.

The total amount placed of the Series A Bond was UF 2,500,000. The total amount placed of the Series B Bond was UF 2,500,000. The total amount placed of the Series C Bond was UF 1,850,000 and the total amount placed of the Series D Bond was UF 1,850,000, totaling UF 8,700,000.

The Series A Bonds have a maturity date of June 1, 2022 and an interest rate of 5.25% per year. The Series B Bonds have a maturity date of January 1, 2028 and an interest rate of 5.75% per year. The Series C Bonds have a maturity date of June 1, 2022 and an interest rate of 5.25% per year, and the Series D Bonds have a maturity date of January 1, 2028 and an interest rate of 5.75% % per year.

The proceeds from the placement of the Series A, Series B, Series C and Series D Bonds will be used entirely for the partial financing of the total early redemption of the TAM Capital 3 Inc. bonds, as described in the Material Fact published in the SVS in July 28, 2017.

Sincerely,

Andrés Del Valle Eitel

Senior Vice-President of Corporate Finance

LATAM Airlines Group S.A.